GarageSkins, Inc.



ANNUAL REPORT

570 S Clearwater Loop, Ste E

Post Falls, ID 83854

(833) 775-7546

https://www.garageskins.com/

This Annual Report is dated May 23, 2024.

BUSINESS

Company Overview

GarageSkins, Inc. is a consumer home improvement products manufacturing and sales company that builds and sells high-quality home improvement goods in a safe, clean atmosphere that encourages diversity, accountability, and open communication while also striving for strong profitability. We continue to provide the highest service standards in our every interaction with end customers, suppliers, retail partners, and fellow team members. Our initial product is a 2-car GarageSkins® system, used to cosmetically transform steel sectional overhead garage doors to the upscale custom look of real wood carriage doors.

Business Model

GarageSkins, Inc. follows a direct-to-consumer (DTC) model. We believe the market is ready for GarageSkins® systems based on very positive feedback on social media, and the Company's greatest focus initially will be on producing a high-quality product at scale. We have production planned in our existing 60,000 sq. ft. factory that we expect will allow us to scale.

We believe eliminating the standard and outdated model of distribution to wholesale allows the Company to keep profits in its pockets, not the retailers'. With no like product in the marketplace and patent protection, we believe it will stay that way for the foreseeable future and GarageSkins, Inc. will continue to grow.

Intellectual Property

The GarageSkins® system is utility patent protected to deter competitors. Wells St. John LLP of Spokane, WA is the patent attorney for GarageSkins, Inc. The United States Utility Patent was issued in April 2015 for the GarageSkins® and WindowSkins^{TM} systems with a continuing-claims patent issued in February 2017 to expand that protection.

The principal allowed claims deal with:

1. A panel faced with wood veneer with magnets and a high-friction rear coating to removably adhere the panel to a garage door.

2. The decorative features added to the outer face of the panel so it emulates an expensive wooden carriage door.

Trademark registration has been issued for the name GarageSkins®. This will help protect the name indefinitely and allow GarageSkins, Inc. to build strong product awareness around our brand.

There are other issued patents in this field that deal with wood overlaid onto steel garage doors during the manufacturing process; however, all include permanent bonding of those materials during the initial construction process and do not contemplate a system that is attachable and removable after a garage door has been installed. It was this idea of removable attachment on which the USPTO based its allowance of all requested claims.

Source: https://patents.google.com/patent/US9567794B2/en?q=(garageskins)&oq=garageskins

Corporate Structure

GarageSkins, Inc. was initially organized as GarageSkins LLC, an Oregon limited liability company on 11/27/2012. On 12/30/2014, GarageSkins, LLC wound down. GarageSkins, Inc., an Oregon corporation, was formed on 12/24/2014.

Previous Offerings

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $477,206.00

Number of Securities Sold: 668,523

Use of proceeds: Funds have been used to continue company operations, supporting sales and production.

Date: August 17, 2023

Offering exemption relied upon: 506(b)

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $278,592.28

Number of Securities Sold: 531,052

Use of proceeds: Funds were used to complere R&D and support company operations through product launch

Date: April 01, 2022

Offering exemption relied upon: 506(b)

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $1,200,000.00

Number of Securities Sold: 2,770,123

Use of proceeds: funds were used to lease facilities, onboard staff and Management, complete R7R for product line including testing.

Date: December 11, 2020

Offering exemption relied upon: 506(b)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Revenue

Revenue for fiscal year 2023 was $44,131, only 1/3 2021's revenue of $131,159. However, GarageSkins, Inc. made an accounting decision in January 2023 to carry revenue in "deferred revenue" on our balance sheet and only move into actual revenue for the purposes of calculating profit and loss when the product is actually shipped. Therefore we are carrying $619,000 in deferred revenue, which represents sales taken in 2023 but not shipped yet.

We intentionally throttled sales to concentrate on improving and eventually re-tooling our manufacturing plant. We anticipate 2024 growing significantly as we accelerate ad spend and increase revenue accordingly.

Cost of sales

Cost of sales in 2023 was $102,198 compared to in 2022 was $253,132. this significant difference was again dictated by moving revenue and the associated COG's into deferred revenue.

Gross margins

2023 saw a significant net loss of $1,731,849 as the company deployed resources into increasing manufacturing capacity, facilities build-out, and finalized product research and development. 2022 additionally saw net losses of $1,481,928 which met plan to outfit the manufacturing facility, build out internal structure, and other expenses associated with a new start-up enterprise.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2023 increased $249,921from 2022. The primary driver of expenses was an increase in production and customer services employees, which totaled 24 in 2023.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $121,267.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

please add the following debt:

Creditor: Doornink Investments LTD
Amount Owed: $245,000
Interest Rate: 5.0%
Maturity Date: June 24, 2025
Extendable upon mutual agreement.

Creditor: Julie Medlen
Amount Owed: $88,000
Interest Rate: 5.0%
Maturity Date: Oct 11, 2025
Extendable upon mutual agreement.

Creditor: Fundation
Amount Owed: $10,416
Interest Rate: $10,000 flat fee
Maturity Date: Oct 11, 2024

Creditor: Headway Capital
Amount Owed: $75,940
Interest Rate: 12% LOC
Maturity Date: open LOC

Creditor: Julie Medlen

Amount Owed: $88,000
Interest Rate: 5.0%
Maturity Date: Oct 11, 2025
Extendable upon mutual agreement.

Creditor: Julie Medlen
Amount Owed: $88,000
Interest Rate: 5.0%
Maturity Date: Oct 11, 2025
Extendable upon mutual agreement.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rick Medlen

Rick Medlen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, Chairman of the Board

Dates of Service: November, 2012 - Present

Responsibilities: Rick leads the GarageSkins team on a day-to-day basis from the vision to the operations. Rick receives a salary of $100,000

Name: Ronald Doornink

Ronald Doornink's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2020 - Present

Responsibilities: Ron serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

Employer: Doornink Investments, LTD

Title: Managing Director

Dates of Service: April, 2018 - Present

Responsibilities: Oversee all financial activities.

Other business experience in the past three years:

Employer: Stella & Chewy's

Title: Director and Investor

Dates of Service: October, 2013 - Present

Responsibilities: Duties typical to a member of Board of Directors in consumer goods company.

Other business experience in the past three years:

Employer: Stripes

Title: Co-Investor and Limited Partner

Dates of Service: May, 2006 - Present

Responsibilities: Investor/ Limited Partner with no day-to-day responsibilities.

Other business experience in the past three years:

Employer: Fight Colorectal Cancer

Title: Member Board of Directors

Dates of Service: March, 2017 - Present

Responsibilities: Duties associated with Board of non-profit organization

Name: Robert Gerald Brock

Robert Gerald Brock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Operations

Dates of Service: February, 2022 - Present

Responsibilities: Robert is responsible for production, human resources, and EH&S. Robert receives an annual compensation of $140,000.

Other business experience in the past three years:

Employer: Jeld-Wen

Title: Production Manager

Dates of Service: March, 2021 - February, 2022

Responsibilities: Oversaw all operations, responsibility for hitting daily production goals.

Other business experience in the past three years:

Employer: CarMax

Title: Manager of Strategic Development

Dates of Service: July, 2018 - February, 2021

Responsibilities: Managed all back-end operations

Name: Julie Elton Medlen

Julie Elton Medlen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Sales and Marketing

Dates of Service: March, 2021 - Present

Responsibilities: Julie manages the sales and marketing side of the business. She receives $72,000 in annual salary.

Other business experience in the past three years:

Employer: Custom Decorators, Inc

Title: Regional and Special Projects Manager

Dates of Service: July, 1993 - March, 2021

Responsibilities: Julie developed and reached sales goal, recruited and trained staff, led sales team, collaborated with marketing and maintained key partner relationships.

Name: Chris David Erickson

Chris David Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Treasurer

Dates of Service: November, 2020 - Present

Responsibilities: Chris provides advice to the president. He does not receive compensation.

Other business experience in the past three years:

Employer: Albany Helping Hands, Inc.

Title: Volunteer Board Treasurer

Dates of Service: November, 2016 - Present

Responsibilities: Monitor accounting records and banking records, present financial statements to the Board of Directors, prepare budgets, Invest excess funds in U.S. Treasury securities, apply for financing of real property purchases.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Rick Medlen

Amount and nature of Beneficial ownership: 6,400,000

Percent of class: 50.31

RELATED PARTY TRANSACTIONS

Name of Entity: Julie Medlen

Relationship to Company: Officer

Nature / amount of interest in the transaction: On June 1, 2017, the company entered into a line of credit promissory note with Julie Medlen, one of the shareholders and corporate officer, in the amount of $15,000. The note bears no interest rate. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $21,495.

Material Terms: There is no interest rate, the outstanding balance is $21,495.

Name of Entity: Doornink Investments, LTD

Names of 20% owners: Ronald Doornink

Relationship to Company: The company is solely owned by shareholder and Board member Ronald Doornink.

Nature / amount of interest in the transaction: On November 1, 2021, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $250,000. The loan bears an interest rate of 5% and has a maturity date of November 1, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $264,118 and $251,063, respectively.

Material Terms: The loan bears an interest rate of 5% and has a maturity date of November 1, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $264,118 and $251,063, respectively.

Name of Entity: Doornink Investments, LTD

Names of 20% owners: Ronald Doornink

Relationship to Company: The company is solely owned by shareholder and Board member Ronald Doornink.

Nature / amount of interest in the transaction: On June 24, 2022, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5% and has a maturity date of June 24, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

Material Terms: The loan bears an interest rate of 5% and has a maturity date of June 24, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

Name of Entity: Julie Medlen

Relationship to Company: Officer

Nature / amount of interest in the transaction: On February 18, 2022, the company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $200,000. The loan bears an interest rate of 5%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

Material Terms: The loan bears an interest rate of 5%. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $205,031 and $0, respectively.

OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed-1 Preferred Stock, Series A Preferred Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 735,714 of Series A Preferred Stock.

Voting Common Stock

The amount of security authorized is 15,240,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Election of Directors

The Common Stockholders have the right to elect one (1) member of the Board.

Non-Voting Common Stock

The amount of security authorized is 1,700,000 with a total of 1,665,870 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 301,883 unexercised options issued pursuant to a stock option plan and 498,707 options reserved pursuant to a stock option plan but unissued. Additionally, the total amount outstanding includes 133,452 unexercised warrants.

Series Seed-1 Preferred Stock

The amount of security authorized is 540,000 with a total of 531,052 outstanding.

Voting Rights

Series Seed Preferred - 1 is considered a subset of Series Seed for purposes of voting, and therefore along with Series Seed Preferred members participates in the election of (1) Board member.

Material Rights

Series Seed Preferred Stock has the same rights as Series A Preferred Stock as outlined in the Fourth Amended and Restated Articles, the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-sale Agreement except as defined below.

Election of Directors

The Series Seed Preferred Stockholders (Series Seed and Series Seed-1), together, have the right to elect one (1) member of the Board.

Series A Preferred Stock

The amount of security authorized is 2,850,000 with a total of 668,523 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles, holders of Voting Preferred Stock shall vote together with the holders of Voting Common Stock as a single class. Please also see Voting Rights of Securities Sold in this Offering below and the Voting Agreement in Exhibit F for additional information regarding the voting rights of investors in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy for certain corporate actions.

In Section 4.2 of the Voting Agreement (see Exhibit F) each investor shall grant the CEO of the Company and a designee of the selling investors the power to vote on their behalf on certain matters. These matters include electing people to the company's Board of Directors, voting to increase the number of authorized shares, and voting regarding any sale of the company.

The proxy or power of attorney given is irrevocable, meaning it cannot be withdrawn, and remains in effect until this Agreement ends. This power is given in exchange for the company and the parties agreeing to carry out the transactions outlined in the Agreement.

Each party also agrees to not grant any other proxy or power of attorney with respect to their shares, and they cannot deposit their shares into a voting trust or make any other agreements to vote or give instructions with respect to the voting of their shares, unless and until this Agreement ends. This is to ensure that the voting rights associated with the shares are exercised in accordance with the terms of this Agreement.

Holder of Series A Preferred Stock has the following rights as outlined in Exhibit F - Fourth Amended and Restated Articles of Incorporation. Please see Exhibit F for complete information.

Dividend Rights

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles) the holders of the Prefened Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Prefened Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares ofsuch class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section I shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Series Seed Original Issue Price" shall mean $0.3747 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "Series Seed-1 Original Issue Price" shall mean $0.5246 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "Series A Original Issue Price" shall mean $0.7139 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "Applicable Original Issue Price" means the Series Seed Original Issue Price with respect to the Series Seed Preferred Stock, the Series Seed-1 Original Issue Price with respect to the Series Seed-1 Preferred Stock and the Series A Original Issue Price with respect to the Series A Preferred Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such Liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Applicable Original Issue Price by the Conversion Price (as defined below) for such share of Preferred Stock, in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

Redemption Rights

Unless prohibited by Oregon law governing distributions to shareholders, shares of Preferred Stock shall be redeemed by the Corporation at a price per share equal to the Fair Market Value (determined in the manner set forth below) of a single share of Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "Redemption Price"), in three (3) annual installments commencing not more than ninety (90) days after receipt by the Corporation at any time on or after the fifth (5th) anniversary of the applicable Original Issue Date from any holder of Preferred Stock providing written notice requesting redemption of all shares of Preferred Stock (the "Redemption Request"). The unpaid portion of the aggregate Redemption Price payable to any holder of Preferred Stock shall accrue interest at the rate set forth in Section 6.4, beginning on the date a Redemption Request is delivered to the Company. Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Oregon law governing distributions to shareholders. For purposes of this Subsection 6.1, the Fair Market Value of a single share of Preferred Stock shall be the value of a single share of Preferred Stock as unanimously determined by the Board in good faith without consideration of minority interest, marketability or other similar discounts. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "Redemption Date." On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies. If on any Redemption Date Oregon law governing distributions to shareholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

Holders of Series A Preferred Stock have the following rights as outlined in an Investor Rights Agreement. Investors in this offering will be singing onto the Second Amended and Restated Investor Rights Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Investors Rights Agreement prior to investing.

Drag Along Rights

Holders of Series A Preferred Stock shall be subject to certain Drag Along provisions. Please see Article 3 of the Investors Rights Agreement in Exhibit F for complete information.

Transfer Restrictions

Holders of Series A Preferred Stock shall be subject to certain Restrictions on Transfer. Please see Exhibit F for complete information. Investors in this offering will not be subject to these restrictions (see Section 23 of the subscription agreement).

Right of First Offer

Holders of Series A Preferred Stock who hold at least 667,158 shares of Registrable Securities have a Right of First Offer. Please see Exhibit F for complete information.

"Registrable Securities" means Common Stock, excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection , and excluding for purposes of Section any shares for which registration rights have terminated pursuant to Subsection of this Agreement.

"Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

Holders of Series A Preferred Stock have certain rights and obligations outlined in a Voting Rights Agreement. Investors in this offering will be singing onto the Second Amended and Restated Voting Rights Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Voting Agreement prior to investing.

Holders of Series A Preferred Stock have certain rights and obligations outlined in a Right of First Refusal and Co-Sale Agreement. Investors in this offering will be singing onto the Second Amended and Restated Right of First Refusal and Co-Sale Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated

Voting Agreement prior to investing.

Right of First Refusal

In the event that a Key Holder (Richard Melden and Julie Melden) propose to transfer their shares, holders of Series A Preferred shares shall have the right to purchase such shares on the same terms and conditions (participation based on pro rate ownership of holder). See exhibit F for complete information.

Right of Co-sale

In the event that a Key Holder (Richard Melden and Julie Melden) propose to transfer their shares, holders of Series A Preferred shares shall have the right to sell their own shares such shares on the same terms and conditions (participation based on pro rate ownership of holder). See exhibit F for complete information.

Series Seed Preferred Stock

The amount of security authorized is 3,850,000 with a total of 3,770,123 outstanding.

Voting Rights

Voting rights limited to electing (1) Board representative, with each share owned receiving an equal vote.

Material Rights

Series Seed Preferred Stock has the same rights as Series A Preferred Stock as outlined in the Fourth Amended and Restated Articles, the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-sale Agreement except as defined below.

Election of Directors

The Series Seed Preferred Stockholders (Series Seed and Series Seed-1), together, have the right to elect one (1) member of the Board.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our WindowSkins. Delays or cost overruns in the development of our WindowSkins and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Series A Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Please also see the Second Amended and Restated Voting Agreement for additional information regarding voting rights of Series A Preferred Shares. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits GarageSkins, Inc. was formed on December 30, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GarageSkins, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents, 1 trademark, 1 Internet domain name, and multiple trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 23, 2024.

GarageSkins, Inc.

By /s/ *Richard L Medlen*

      Name: <u>GarageSkins, Inc.</u>

      Title: CEO/Board Chair

Exhibit A

FINANCIAL STATEMENTS



GARAGESKINS

INSPIRING EXTERIORS IN A SNAP

ANNUAL
REPORT
2023

PREPARED BY :

Richard Medlen, CEO



RICK
MEDLEN

Founder/CEO of GarageSkins, Inc.

GREETINGS!

As the landscape of our financial world changes, we have seen a slight decrease in the overall home improvement marketplace, down from $566B in 2022 to $544B in 2023. However, the overall market is projected to rebound to $549B in 2024.

The home improvement marketplace in general has a strong forecast, and is projected to exceed $600B by 2027, and that just in the US. With a product line that is in keeping with building trends and patent protection until 2033, we continue to forecast strong growth.

All statistics at: https://www.statista.com/markets/415/topic/462/home-improvement/#statistic1

OUR GARAGESKINS SOLUTION CONTINUES TO BE THE ONLY LIKE PRODUCT IN THE SPACE

Here at GarageSkins, Inc., we spent the majority of 2023 fine-tuning our production processes and mapping out our future, not only in the factory, but on the sales side also. With capital very tight, and the venture/Angel investing world primarily focused on supporting their existing portfolio companies, we struggled in attracting new capital. This led to production being stalled at approximately 20 units/mo shipped, as we worked through not only quality issues, but limited manpower due to lack of funding.

(continued)

NEW CAPITAL

Since the attraction of new capital continued to be a struggle and we knew that we needed to secure more capital to complete our factory and really take advantage of our unique market opportunity, we decided to launch our third Regulation CF (crowdfunding) campaign, as we have always had great luck in our end users supporting our efforts financially. In August we launched on the StartEngine platform, and throughout the next 4 months raised $249,000 in additional equity capital.

In addition to this, we raised over $900,000 in capital from both new and existing investors through both equity sales and convertible notes. We also accessed $150,000 through traditional lending institutions.

This capital both supported company operations, and provided the ability to add two very large bridge saws to our factory, along with 2 customized horizontal bandsaws. These additions not only allowed us to accelerate production, but also to fine-tune tolerances which has led to almost zero product waste.

REVENUE

We spent only $66,000 on marketing in 2023, yet still managed to realize $483,000 in sales. With production stalled and not able to accelerate until significant equipment and personnel increases were accomplished, we were not in a position to really begin our marketing outreach. We in essence "circled the wagons," giving refunds when requested and generally using this time as a planning period, which as you will read has subsequently paid off in droves.

OUR AMAZING FUTURE!

Throughout 2023, we continued to see a strong marketplace for our GarageSkins solution. We accumulated over 200 potential garage door providers, remodelers, and Realtors who have expressed a strong interest in representing our product lines to their clients. We've also been contacted by over 100 social media influencers and have a robust 2024 schedule for them posting to their over 20,000,000 aggregate followers.

With the advent of 2024, GarageSkins, Inc. is in a prime position to begin to really create a strong foothold in the massive home improvement marketplace. Please read on for our 2023 financial breakdowns, an independent review by SetApart Financial, and most importantly, our future plans. In 2024 things have really begun to move forward quickly, and we have secured a major funding partner that will allow us to execute our plan at a much more accelerated pace.

Thank you to our entire investor community for seeing this vision and coming on board for what is sure to be a great ride!



2023 REVENUE

Sales of 2-car GarageSkins Systems:

$382,296

Sales of 1-car GarageSkins Systems:

$100,794

-Includes unrecognized revenue



2023 EXPENSES

Factory and Office Leases $669,364

Salaries $487,604

Marketing $66,622

G/A $305,514





LOOKING FORWARD

2024 BRINGS NEW FINANCIAL PARTNERS

In early January 2024, we were approached by a venture capital firm that has a strong rooting in the home building industry. They saw our unique approach to garage door improvement and immediately saw that there could potentially be a very strong marketplace.

After 3 months of deep due diligence, site visits and great interaction, we closed and funded a $4,000,000 investment from them. While they choose to remain anonymous, we have added 2 Board seats which members of their team will fill going forward.

They bring not only a robust funding package, but deep industry knowledge and connections, with ownership of over 200 factories throughout the US, all based in the home building and improvement world. The depth of knowledge and connections that come with their involvement cannot be overstated, and we are already engaging with potential manufacturing partnerships through their introductions.

STRONG ACCELERATION

With this new funding package, we have already begun hiring the 50 factory workers we'll need to meet the initial demand we are seeing from the market. New equipment, 1000 amps of new building power, and a full-facility HVAC system are all being implemented to greatly enhance production without losing the product quality on which we continue to focus.

We are also gearing up our sales and customer service side, with migration to a much more robust CRM, the creation of an augmented reality visualization tool that will allow people to see exactly what a GarageSkins system will look like on their home before purchasing, a brand-new upscale website launching in May, and television commercials already being created for "over-the-top" (OTT) marketing on YouTube and streaming media.

A HEARTY THANK YOU TO EVERYONE!

I want to extend a heart-felt Thank You to all investors who have fought the fight with us to get the product and factory to a point where we are truly ready to let the light shine on our amazing and unique solution to upgrading a home's curb appeal. While we've been in the trenches for years, having an ownership group that has continued to see the vision has made all of the difference in getting GarageSkins, Inc. off the ground and our product launched into the national spotlight.

2024 will go down as a banner year in our company's history!

GARAGESKINS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GarageSkins, Inc.
Post Falls, Idaho

We have reviewed the accompanying financial statements of GarageSkins, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 24, 2024
Los Angeles, California

GARAGESKINS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	121,267	$	186,796
Inventory		96,869		122,269
Prepaids and Other Current Assets		32,228		46,402
Total Current Assets		**250,364**		**355,467**
Property and Equipment, net		508,031		317,178
Intangible Assets		6,670		10,005
Right-of-Use Asset		793,034		1,114,599
Security Deposit		-		31,591
Total Assets	$	**1,558,099**	$	**1,828,839**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	93,570	$	561,207
Current Portion of Lease Liability		392,817		-
Forward Financing		25,453		29,012
Line of Credit		175,774		99,883
Deferred Revenue		618,261		389,378
Other Current Liabilities		476		4,153
Total Current Liabilities		**1,306,351**		**1,083,633**
Promissory Notes and Loans, net of current portion		923,752		205,031
Lease Liability, net of current portion		400,217		1,114,599
Convertible Note		320,000		-
Accrued Interest on Convertible Notes		16,833		-
Total Liabilities		**2,967,153**		**2,403,263**
STOCKHOLDERS EQUITY				
Voting Common Stock		264,863		264,863
Non-Voting Common Stock		-		-
Series Seed Preferred Stock		1,365,745		1,245,133
Series Seed-1 Preferred Stock		278,592		278,592
Series A Preferred Stock		917,206		300,000
Additional Paid in Capital		175,650		16,249
Retained Earnings/(Accumulated Deficit)		(4,411,110)		(2,679,261)
Total Stockholders' Equity		**(1,409,054)**		**(574,424)**
Total Liabilities and Stockholders' Equity	$	**1,558,099**	$	**1,828,839**

See accompanying notes to financial statements.

GARAGESKINS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	44,131	$	131,159
Cost of Goods Sold		102,998		253,132
Gross profit		(58,867)		(121,974)
Operating expenses				
General and Administrative		1,369,279		1,245,160
Research and Development		8,411		26,086
Sales and Marketing		62,667		28,046
Total operating expenses		1,440,357		1,299,292
Operating Income/(Loss)		(1,499,224)		(1,421,265)
Interest Expense		231,182		105,110
Other Loss/(Income)		1,443		(44,447)
Income/(Loss) before provision for income taxes		(1,731,849)		(1,481,928)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(1,731,849)	$	(1,481,928)

See accompanying notes to financial statements.

GARAGESKINS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Voting Common Stock		Non-Voting Common Stock		Series Seed Preferred Stock		Series Seed-1 Preferred		Series A Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	8,000,000	$ 264,863	731,828	$ -	3,382,374	$ 1,245,133	-	$ -	-	$ -	$ 3,953	$ (1,197,333)	$ 316,616
Issuance of Stock	-	-	-	-	-	-	531,052	278,592	420,301	300,000	-		578,592
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	8,344	-	8,344
Warrants	-	-	-	-	-	-	-	-	-	-	3,953	-	3,953
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(1,481,928)	(1,481,928)
Balance—December 31, 2022	8,000,000	264,863	731,828	-	3,382,374	1,245,133	531,052	278,592	420,301	300,000	16,249	$ (2,679,261)	$ (574,424)
Issuance of Stock	-	-	-	-	387,749	120,612	-	-	248,222	617,206	153,508	-	891,326
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	5,892	-	5,892
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(1,731,849)	(1,731,849)
Balance—December 31, 2023	8,000,000	$ 264,863	731,828	$ -	3,770,123	$ 1,365,745	531,052	$ 278,592	668,523	$ 917,206	$ 175,650	$ (4,411,110)	$ (1,409,054)

See accompanying notes to financial statements.

- 4 -

GARAGESKINS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,731,849)	$	(1,481,928)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation of Property		57,053		38,341
Amortization of Intangibles		3,335		3,335
Warrants		-		3,953
Share-based Compensation		5,892		8,344
Changes in operating assets and liabilities:				
Inventory		25,400		136,640
Prepaids and Other Current Assets		14,174		(46,402)
Deferred Revenue		228,883		222,439
Other Current Liabilities		(3,677)		(2,352)
Security Deposit		31,591		-
Accrued Interest on Promissory Note and Loans		32,156		-
Accrued Interest on Convertible Notes		16,833		-
Net cash used in operating activities		**(1,320,209)**		**(1,117,631)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(247,907)		(58,995)
Net cash used in investing activities		**(247,907)**		**(58,995)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		891,326		578,592
Forward Financing		(3,559)		29,012
Line of Credit		75,891		99,883
Borrowing on Promissory Notes and Loans		334,200		493,680
Repayment of Promissory Note and Loans		(115,272)		-
Convertible Note		320,000		-
Net cash provided by financing activities		**1,502,587**		**1,201,167**
Change in Cash & Cash Equivalents		(65,529)		24,541
Cash — Beginning of the Year		186,796		162,255
Cash — End of the Year	**$**	**121,267**	**$**	**186,796**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	182,193	$	105,110

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

GarageSkins Inc. was incorporated on December 24, 2014 in the state of Oregon. The financial statements of GarageSkins Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Post Falls, Idaho.

GarageSkins Inc. manufactures and sells the patented real wood garage door overlay systems known and trademarked as "GarageSkins." Although incorporated in Oregon, all manufacturing and corporate activities are located in Post Falls, Idaho, where they operate as a foreign entity. The company sells their products direct to consumers throughout the US and Canada via their website www.garageskins.com.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials which are determined using an average method.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss was not material to these financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
Forklifts & Genies	5 years
IT Equipment	5 years
Furniture & Fixtures	5 years
Leasehold Improvements	7 years
Vehicles	5 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. Two US utility patents are issued and in force, which expire in 2033. Patents will be amortized over the expected period to be benefitted, not to exceed the patents' lives.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

The Company capitalizes Website development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $62,667 and $28,046, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of real wood garage door overlay systems.

Cost of sales

Costs of goods sold include the cost of supplies and materials, wood, foam, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

GARAGESKINS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2024, which is the date the financial statements were issued.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Finished goods	1,480	430
Raw Materials	95,389	121,839
Total Inventory	$ 96,869	$ 122,269

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Sublease Deposit	$ -	$ 4,000
Other current liabilities	476	153
Total Other Current Liabilities	$ 476	$ 4,153

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Tax Credit Receivable	$	30,048	$	46,402
Other current assets		2,180		
Total Prepaids and Other Current Assets	$	**32,228**	$	**46,402**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Machinery & Equipment	$	316,658	$	103,207
Forklifts & Genies		7,500		7,500
IT Equipment		17,485		39,285
Furniture & Fixtures		30,032		14,724
Leasehold Improvements		223,004		189,470
Vehicles		30,630		23,216
Property and Equipment, at Cost		**625,309**		**377,402**
Accumulated depreciation		(117,278)		(60,225)
Property and Equipment, Net	$	**508,031**	$	**317,178**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $57,053 and $38,341, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,		2023		2022
Patents, Trademarks & Copyrights	$	1,425	$	1,425
Website		15,250		15,250
Intangible assets, at cost		**16,675**		**16,675**
Accumulated amortization		(10,005)		(6,670)
Intangible assets, Net	$	**6,670**	$	**10,005**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 were in the amount of $3,335 and $3,335 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ 3,335
2025	3,335
2026	-
2027	-
Thereafter	-
Total	$ 6,670

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 15,240,000 shares of Voting Common Stock with a par value of $0.0008 per share. As of December 31, 2023, and December 31, 2022, 8,000,000 shares have been issued and are outstanding.

Non-Voting Common Stock

The Company is authorized to issue 1,700,000 shares of Non-Voting Common Stock with no par value. As of December 31, 2023, and December 31, 2022, 731,828 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 3,850,000 shares of Series Seed Preferred Stock with a par value of $0.3747 per share. As of December 31, 2023, and December 31, 2022, 3,770,123 and 3,382,374 shares were issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 540,000 shares of Series Seed-1 Preferred Stock with a par value of $0.5246 per share. As of December 31, 2023, and December 31, 2022, 531,052 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 2,850,000 shares of Series A Preferred Stock with a par value of $0.7139 per share. As of December 31, 2023, and December 31, 2022, 668,523 and 420,301 shares were issued and outstanding, respectively.

8. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 800,590 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	266,863	$	0.06	9.35
Granted	35,020			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	301,883	$	0.06	8.53
Exercisable Options at December 31, 2022	301,883	$	0.06	8.53
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	301,883	$	0.06	7.53
Exercisable Options at December 31, 2023	301,883	$	0.06	7.53

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 were $5,892 and $8,344, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	66,726	$ 0.06	-
Granted	66,726		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	133,452	$ 0.06	9.17
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	133,452	$ 0.06	8.17

The fair value of the warrants was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The change in fair value of the warrants awards recognized in statements of operations during 2023 and 2022 was $0 and $3,953, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Revolving Balance Loan Agreement- Doornink Investments Ltd.	$ 250,000	5.00%	11/1/2021	2026	$ -	$ 277,852	$ 277,852	$ -	$ 264,118	$ 278,236
Revolving Balance Loan Agreement- Doornink Investments Ltd.	$ 200,000	5.00%	6/24/2022	2026	-	215,477	215,477	-	205,031	210,063
Revolving Balance Promissory Note- Julie Medlen	$ 200,000	0.00%	2/18/2022	2029	-	238,752	238,752	275,594	-	275,594
Line of Credit Promissory Note-Julie Medlen	$ 15,000	0.00%	6/1/2017	2029	-	19,495	19,495	21,495	-	21,495
Revolving Balance Loan Agreement- Doornink Investments Ltd.	$ 50,000	5.00%	7/12/2023	2025	-	51,216	51,216	-	-	-
Business Loan and security agreement- FinWise Bank	$ 90,000	6.33%	3/23/2023	15 months	53,153	-	53,153	-	-	-
Revolving Balance Loan Agreement-Julie Medlen	$ 8,200	5.00%	12/19/2023	2025	-	8,215	8,215	-	-	-
Revolving Balance Loan Agreement-Julie Medlen	$ 88,000	5.00%	9/19/2023	2025	-	89,280	89,280	-	-	-
2BMCALLISTER LLC - Loan agreement	$ 25,000	0.00%	9/11/2023	4/11/2024	30,000	-	30,000	-	-	-
Revolving Balance Loan Agreement- Doornink Investments Ltd.	$ 23,000	5.00%	6/5/2023	2025	-	23,465	23,465	-	-	-
Fundation	$ 50,000	0.00%	5/1/2023	2024	10,417	-	10,417	-	-	-
Total					$ 93,570	$ 923,752	$ 1,017,322	$ 297,089	$ 469,149	$ 763,893

The summary of the future maturities is as follows:

Year Ended December 31,	
2024	$ 93,570
2025	172,176
2026	493,329
2027	-
2028	-
Thereafter	258,247
Total	**$ 1,017,322**

Line of Credit

The Company entered into a SBA Line of Credit agreement during fiscal year 2022. The line of credit facility has borrowing limits of $100,000. The total outstanding balance as of December 31, 2023 and December 31, 2022 was $99,833 and $99,883, respectively. The entire balance is classified under current liabilities.

On January 25, 2023, the Company entered into a business use line of credit and security agreement with Headway Capital LLC. The line of credit facility has borrowing limits of $75,000. The total outstanding balance as of December 31, 2023 was $75,000. The entire balance is classified under current liabilities.

Forward Financing

On May 1, 2023, the company entered into a revenue-based financing agreement with EBF Holding LLC in the amount of $28,000. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $25,453, and the entire amount is classified under current liabilities.

During fiscal year 2022, the Company entered into a finance agreement with Stripe Capital in the amount of $37,100. It bears a fixed fee of $6,418. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023 and December 31, 2022, the outstanding balance was of $0 and $29,012, respectively and entire amount is classified under current liabilities.

Convertible Note

The Company has issued convertible loan notes during 2023. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
					Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note	$ 320,000	12.00%	07/24/2023	36 months	16,833	-	320,000	336,833	-	$ -	$ -	-
Total	$ 320,000				$ 16,833	$ -	$ 320,000	$ 336,833	$ -	$ -	$ -	$ -

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) the product of (a) 100% less the Discount Rate and (b) the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a Fully Diluted Basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Lease

The company has entered into two operating lease agreements for certain business premises. The Company's leases have terms maturing between 2024 and 2026. Rent expenses are recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2023 and 2022 were 3.1 years and 2.1 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 were 10% and 10%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023 are as follows:

	December 31, 2023
2024	392,817
2025	390,792
2026	65,132
Thereafter	
Present Value Discount	(55,707)
Total	$ 793,034

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (445,140)	$ (397,157)
Valuation Allowance	445,140	397,157
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,042,284)	$ (597,144)
Valuation Allowance	1,042,284	597,144
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,889,120, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,889,120. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On June 1, 2017, the company entered into a line of credit promissory note with Julie Medlen, one of the shareholders and corporate officer, in the amount of $15,000. The note bears no interest rate. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $19,495 and $21,495.

On February 18, 2022, the company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $200,000. The loan bears an interest rate of 5% and incurred a penalty of $69,000 due to a note not being repaid within 55 days. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $238,752 and $275,594, respectively.

On September 19, 2023, the Company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $88,000. The loan bears an interest rate of 5%. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $89,280 and $0, respectively.

On December 19, 2023, the Company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $8,200. The loan bears an interest rate of 5%. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $8,215 and $0, respectively.

On November 1, 2021, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $250,000. The loan bears an interest rate of 5%. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $277,852 and $264,118, respectively.

On June 24, 2022, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5%. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $215,477 and $205,031, respectively.

On June 5, 2023, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $23,000. The loan bears an interest rate of 5%. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $23,465 and $0, respectively.

On July 12, 2023, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $50,000. The loan bears an interest rate of 5%. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $51,216 and $0, respectively.

In January of 2024, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5%.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through the date on which the financial statements were available to be issued.

In January of 2024, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,499,224, an operating cash flow loss of $1,320,209, and liquid assets in cash of $121,267, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Richard L Medlen, Principal Executive Officer of GarageSkins, Inc., hereby certify that the financial statements of GarageSkins, Inc. included in this Report are true and complete in all material respects.

Richard L Medlen

CEO/Board Chair